Filed by Exelon Corporation

Reg. No. 333-155278

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

NRG Energy, Inc.

On November 25, 2008, Exelon issued the following press release:

Contact:	Exelon Communications 312-394-7417	FOR IMMEDIATE RELEASE

Exelon Urges NRG Energy Shareholders to Tender Shares into Exchange Offer in Light of NRG’s Repeated Refusal to Negotiate

J.P. Morgan Added to Exelon Financial Advisor Team

CHICAGO (Nov. 25, 2008) — Exelon Corporation (NYSE:EXC) today issued the following statement in response to NRG Energy, Inc.’s (NYSE:NRG) recommendation that its shareholders not participate in Exelon’s exchange offer for all outstanding shares of NRG common stock at a fixed exchange ratio of 0.485 of a share of Exelon common stock for each NRG share.

“In light of NRG’s continued refusal to discuss the merits of our offer, the NRG board clearly stands in the way of the opportunity Exelon is offering NRG investors to realize both immediate and long-term value for their shares,” said John Rowe, Exelon chairman and CEO. “We are determined to complete our proposed transaction and urge the NRG shareholders to speak strongly and convincingly to the NRG board by tendering their shares pursuant to our offer, which will send a clear message that they want NRG to enter into a definitive agreement to create a company that will deliver substantial value for its investors.”

“NRG’s response provides no economic alternative to Exelon’s offer for NRG shareholders, and, unfortunately, it brings nothing new to the table,” Rowe added. “While it remains our hope that the NRG board will negotiate terms and work constructively toward a transaction, we have not seen any inclination by them to do so. Thus, we have gone directly to NRG’s owners to give them an opportunity to build a company that we believe will provide them with superior returns on their investment.”

Exelon also announced today that J.P. Morgan has joined its team of financial advisors for the proposed acquisition of NRG. The team now consists of Barclays Capital Inc., J.P. Morgan Securities Inc., Lazard Freres & Co. LLC, Loop Capital Markets, LLC, RBS Securities Corporation, and UBS Securities LLC.

Exelon reiterated its determination that a negotiated business combination can be structured in a way to reduce refinancing requirements to $4 billion or less. Exelon believes it can secure committed financing for that amount at the appropriate time. Reflecting Exelon’s confidence in that regard, Exelon’s offer is not subject to a financing condition.

Exelon encourages NRG shareholders to promptly tender their shares into the exchange offer. The exchange offer is subject to customary conditions, including the tender of a majority of NRG shares of common stock on a fully diluted basis. The exchange offer fully details the conditions and required regulatory approvals needed to complete the transaction. The exchange offer will expire at 5:00 p.m. New York City time on January 6, 2009, unless extended.

Shareholder questions regarding the exchange offer or requests for offering materials should be directed to Exelon’s Information Agent for the exchange offer, Innisfree M&A Incorporated, toll-free at 877-750-9501. Exchange offer materials are also available on the Securities and Exchange Commission’s Web site at www.sec.gov. NRG shareholders are urged to read the offering materials filed by Exelon, which contain important information about the exchange offer.

Safe Harbor Statement

This filing includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (2) Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; (3) Exelon’s preliminary prospectus/offer to exchange that is contained in the Registration Statement on Form S-4 (Reg. No. 333-155278) that Exelon has filed with the SEC in connection with the offer; and (4) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this filing. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing.

All information in this filing concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

Important Additional Information

This communication relates, in part, to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”).

This communication is not a substitute for the Tender Offer Statement on Schedule TO or the Registration Statement on Form S-4 (Reg. No. 333-155278) filed by Exelon with the Securities and Exchange Commission (the “SEC”). Investors and security holders are urged to read these documents and other relevant materials when they become available, because they will contain important information.

Investors and security holders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A, Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at

1-877-750-9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Xchange or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

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Exelon Corporation is one of the nation’s largest electric utilities with nearly $19 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and Pennsylvania and natural gas to 480,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC.